SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended December 31, 2010

(TRANSLATION)

Sony Corporation

CONTENTS

Page

Note for readers of this English translation Cautionary Statement	1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3
	(3) Changes in Subsidiaries and Affiliated Companies	3
	(4) Number of Employees	3

II	State of Business	4
	(1) Manufacturing, Orders Received and Sales	4
	(2) Risk Factors	4
	(3) Material Contracts	5
	(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	5

III	Property, Plant and Equipment	12
	(1) Major Property, Plant and Equipment	12
	(2) Plans for the Purchase and Retirement of Major Property, Plant and Equipment	12

IV	Company Information	13
	(1) Information on the Company’s Shares	13
	(2) Stock Price Range	18
	(3) Directors and Corporate Executive Officers	18

V	Financial Statements	19
	(1) Consolidated Financial Statements	20
	(2) Other Information	41

Note for readers of this English translation
On February 14, 2011, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2010 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been filed previously with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer, Professional & Devices segment); (viii) Sony’s ability to maintain product quality; (ix) the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

I    Corporate Information
(1)    Selected Consolidated Financial Data
	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2009	Nine months ended December 31, 2010	Three months ended December 31, 2009	Three months ended December 31, 2010	Fiscal year ended March 31, 2010
Sales and operating revenue	5,498,928	5,600,447	2,237,865	2,206,246	7,213,998
Operating income	87,811	273,189	146,103	137,522	31,772
Income before income taxes	73,895	273,155	123,865	131,535	26,912
Net income (loss) attributable to Sony Corporation’s stockholders	15,766	129,217	79,167	72,334	(40,802)
Total equity	－	－	3,307,610	3,266,792	3,285,555
Total assets	－	－	12,821,850	13,086,208	12,866,114
Stockholders’ equity per share of common stock (yen)	－	－	2,994.64	2,909.99	2,955.47
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	15.71	128.76	78.89	72.08	(40.66)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	15.69	128.58	78.76	71.96	(40.66)
Ratio of stockholders’ equity to total assets (%)	－	－	23.4	22.3	23.1
Net cash provided by operating activities	542,318	403,911	－	－	912,907
Net cash used in investing activities	(538,740)	(582,405)	－	－	(746,004)
Net cash provided by (used in) financing activities	350,276	(10,263)	－	－	365,014
Cash and cash equivalents at end of the period	－	－	1,004,785	919,765	1,191,608
Number of employees	－	－	170,200	169,900	167,900

Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Stockholders’ equity per share of common stock and Ratio of stockholders’ equity to total assets are calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-alone selected financial data is not presented.
7.	Figures of number of employees less than one hundred are rounded to the nearest unit.

(2) Business Overview
There was no significant change in the business of Sony during the three months ended December 31, 2010.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2011.  For further information on the realignment, please refer to “V Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

As of December 31, 2010, the Company had 1,297 subsidiaries and 92 affiliated companies, of which 1,266 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 84 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies
Significant changes in subsidiaries and affiliated companies during the three months ended December 31, 2010 are as follows:

As of October 1, 2010, Sony Benelux B.V. and Sony Europe (Belgium) N.V., both consolidated subsidiaries of Sony Corporation, were merged into Sony Europe Limited, the corporate name of which had been changed from Sony United Kingdom Limited as of April 1, 2010.

(4) Number of Employees
The following table shows the number of employees as of December 31, 2010.

Consolidated	169,900*
Parent-alone	16,953
* Figures less than one hundred are rounded to the nearest unit.

II                      State of Business

(1) Manufacturing, Orders Received and Sales
The products that Sony manufactures and sells are extremely diverse.  Due to the cyclical nature of electronic devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts.  Because Sony carries out the manufacturing of its products such that it maintains a relatively stable and necessary level of product inventory, its level of production in the Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments is generally similar to the level of sales in these segments.  Accordingly, the status of production and sales in the CPD and NPS segments is discussed in connection with the operating results of these segments in “(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows” below.

(2) Risk Factors

Note for readers of this English translation:
Aside from the amount of the revised estimate of the restructuring charges for the fiscal year ending March 31, 2011 in the risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2010.  The change is indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2010 that focused on a review of the Sony Group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce and headcount reductions.  As a result of these restructuring initiatives, a total of 124.3 billion yen in restructuring charges, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, was recorded in the fiscal year ended March 31, 2010.  Sony expects to record approximately 70 billion yen of restructuring charges for the fiscal year ending March 31, 2011.  Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other, net and thus initially deteriorate Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders.  Sony expects to continue rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries and increasing the utilization of third-party original equipment and design manufacturers (OEMs and ODMs).  In addition, as a part of its transformation efforts, since April 1, 2009, Sony has established three horizontal platforms for (1) manufacturing, logistics, procurement and customer services, (2) R&D and common software development, and (3) global sales and marketing functions, and has been undertaking business process optimization to enhance profitability.  Furthermore Sony started developing a common procurement platform as well as consolidating its suppliers during the fiscal year ended March 31, 2010.  In January 2010, Sony announced that it would outsource a part of the human resources and accounting operation services of Sony and certain of its subsidiaries in Japan starting in April 2010.  Sony has and will become more reliant upon outsourcing services provided by external business partners.

Due to internal or external factors, projected growth, efficiencies and cost savings from the above-noted restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to the worsening of market conditions beyond expectations.  Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, or delays in implementing the new business processes or strategies.  Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned.  The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition.  Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

(3) Material Contracts
There were no material contracts executed during the three months ended December 31, 2010.

Note for readers of this English translation:
The above means that there is no update from the description in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

(4) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended December 31, 2010, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2010” submitted to the SEC on Form 6-K on February 3, 2011.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2010”
http://www.sec.gov/Archives/edgar/data/313838/000115752311000573/a6593418.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Status of Cash Flows

The following analysis refers to the status of cash flows during the quarter ended December 31, 2010.

Operating Activities: During the quarter ended December 31, 2010, there was a net cash inflow of 291.1 billion yen from operating activities, a decrease of 18.8 billion yen, or 6.1%, compared to the same quarter of the previous fiscal year (“year-on-year”).

For all segments excluding the Financial Services segment, there was a net cash inflow of 202.7 billion yen during the current quarter, a decrease of 31.4 billion yen, or 13.4%, year-on-year.  During the current quarter, the major cash inflow factors included a decrease in inventories, cash contributions from net income, after taking into account depreciation and amortization, and a decrease in receivables, included in other current assets, from third-party original equipment and design manufacturers, as well as increases in accrued expenses and accrued income and other taxes.  This exceeded cash outflow factors, which included an increase in notes and accounts receivable, trade.  Compared with the same quarter of the previous fiscal year, net cash generated decreased.  This was mainly due to a smaller decrease in inventories and a lower cash contribution from net income (loss), after taking into account depreciation and amortization, partially offset by a smaller increase in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 91.5 billion yen, an increase of 16.0 billion yen, or 21.2%, year-on-year.  During the current quarter, net cash was generated mainly due to an increase in revenue from insurance premiums reflecting an increase in policy amount in force at Sony Life Insurance Co., Ltd. (“Sony Life”).  Compared with the same quarter of the previous fiscal year, net cash generated increased year-on-year, mainly due to a larger increase in other current liabilities and a smaller decrease in other current assets, partially offset by the change of marketable securities for trading purpose from a decrease to an increase.

Investing Activities: During the current quarter, Sony used 161.1 billion yen of net cash in investing activities, a decrease of 47.7 billion yen, or 22.9%, year-on-year.

For all segments excluding the Financial Services segment, 53.7 billion yen of net cash was used, a decrease of 32.2 billion yen, or 37.5%, year-on-year.  During the current quarter, net cash was used mainly to purchase manufacturing equipment. Compared with the same quarter of the previous fiscal year, net cash used decreased primarily due to the change of investments and advances from payments to proceeds and a decrease in purchases of manufacturing equipment.

The Financial Services segment used 121.8 billion yen of net cash during the current quarter, an increase of 6.1 billion yen, or 5.3%, year-on-year.  During the current quarter, cash payments for investments and advances, carried out primarily at Sony Life and Sony Bank Inc. (“Sony Bank”) where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash outflow was partially offset by proceeds from the deconsolidation of a lease and rental business at Sony Finance International, Inc. (“SFI”). Compared with the same quarter of the previous fiscal year, lower proceeds from the maturities of marketable securities, sales of securities investments and collections of advances exceeded lower payments to investments and advances noted above.  As a result, net cash used within the Financial Services segment increased year-on-year.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the current quarter was 149.1 billion yen, an increase of 0.8 billion yen or 0.5%, compared with the same quarter of the previous fiscal year.

Financing Activities: During the current quarter, there was 27.4 billion yen of net cash outflow in financing activities, compared to 51.4 billion yen of net cash inflow in the same quarter of the previous fiscal year.  For all segments excluding the Financial Services segment, there was 39.0 billion yen of net cash outflow during the current quarter, a decrease of 45.8 billion yen, or 54.0%, year-on-year.  This was mainly due to a 52.0 billion yen repayment of syndicated loans, partially offset by an increase in short-term borrowing in the current quarter.  In the Financial Services segment, financing activities generated 22.9 billion yen of net cash, a decrease of 106.3 billion yen, or 82.3%, year-on-year, mainly due to a smaller increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2010 was 919.8 billion yen.  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was 773.9 billion yen, an increase of 90.0 billion yen, or 13.2%, compared with the balance as of September 30, 2010.  This is an increase of 30.9 billion yen, or 4.2%, compared with the balance as of December 31, 2009.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of approximately 749.6 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2010.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 145.9 billion yen, a decrease of 7.5 billion yen, or 4.9%, compared with the balance as of September 30, 2010.  This is a decrease of 115.9 billion yen, or 44.3%, compared with the balance as of December 31, 2009.

*  Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows provided below.  This information and the separate condensed presentations below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because Sony Financial Holdings, Inc., which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant noncontrolling interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows, and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen)
	Three months ended December 31
	2009	2010

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥309.9	¥291.1
Net cash used in investing activities reported in the consolidated statements of cash flows	(208.8)	(161.1)
	101.1	130.0

Less: Net cash provided by operating activities within the Financial Services segment	75.5	91.5
Less: Net cash used in investing activities within the Financial Services segment	(115.7)	(121.8)
Eliminations **	(7.0)	11.2

Cash flow provided by operating and investing activities combined excluding the Financial Services segment’s activities	¥148.3	¥149.1

**  Eliminations primarily consist of intersegment loans and dividend payments.  Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Information on Cash Flow Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments (consolidated), all segments excluding the Financial Services segment, and for the Financial Services segment alone.  These separate condensed presentations are not required under U.S. GAAP, which Sony uses in its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze the results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and all segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows （Unaudited）
(Millions of yen)
Financial Services	Three months ended December 31
2010

Net cash provided by operating activities	¥91,470
Net cash used in investing activities	(121,816)
Net cash provided by financing activities	22,882
Net increase (decrease) in cash and cash equivalents	(7,464)
Cash and cash equivalents at beginning of the quarter	153,364
Cash and cash equivalents at the end of the quarter	¥145,900

(Millions of yen)
Sony without Financial Services	Three months ended December 31
2010

Net cash provided by operating activities	¥202,723
Net cash used in investing activities	(53,651)
Net cash used in financing activities	(38,991)
Effect of exchange rate changes on cash and cash equivalents	(20,064)
Net increase in cash and cash equivalents	90,017
Cash and cash equivalents at beginning of the quarter	683,848
Cash and cash equivalents at the end of the quarter	¥773,865

(Millions of yen)
Consolidated	Three months ended December 31
2010

Net cash provided by operating activities	¥291,082
Net cash used in investing activities	(161,072)
Net cash used in financing activities	(27,393)
Effect of exchange rate changes on cash and cash equivalents	(20,064)
Net increase in cash and cash equivalents	82,553
Cash and cash equivalents at beginning of the quarter	837,212
Cash and cash equivalents at the end of the quarter	¥919,765

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010, or such information presented in the Quarterly Securities Report for the three months ended June 30, 2010 on Form 6-K submitted to the SEC on August 11, 2010 and the Quarterly Securities Report for the three months ended September 30, 2010 on Form 6-K submitted to the SEC on November 12, 2010.  The change during the current quarter is indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony expects to record restructuring charges of approximately 70 billion yen in the fiscal year ending March 31, 2011 compared with the 124.3 billion yen, including 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal year ended March 31, 2010.

• Realignment of manufacturing sites:
By rationalizing its manufacturing operations, shifting and aggregating manufacturing to lower-cost countries, and utilizing the services of OEMs and ODMs, Sony has undertaken fixed cost and total asset reductions.  Sony’s total manufacturing sites were reduced from 57 sites in December 2008 to 46 sites as of March 31, 2010.  Sony continues to review the efficiency of its manufacturing structure in relation to its operating environments.  The realignment of manufacturing sites to be undertaken during the fiscal year ending March 31, 2011 includes the closure of Sony Precision Engineering Malaysia Sdn. Bhd., the transfer to KYOCERA Corporation of design and manufacturing operations of small- and mid-sized TFT LCD displays at the Yasu site of Sony Mobile Display Corporation, the termination of production at Sony Electronics Inc.’s Dothan, Alabama site, the transfer to the Hon Hai Group of approximately 90 percent of Sony’s equity interest in the Nitra plant in Slovakia (which manufactures LCD televisions for the European region), the termination of production at Sony Hungária Kft., Godollo TEC, and the transfer to Ficosa International, S.A. and COMSA EMTE SL of Sony Espana S.A.’s Barcelona Technology Center, which manufactures LCD televisions for the European region.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.  The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business that was previously included in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation, a joint venture with Samsung Electronics Co., Ltd., are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.

The NPS, Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.

Despite the realignment of Sony’s reportable segments mentioned above, there has been no change in either the issues management believes each business continues to face or how each business is addressing those issues.

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Research and Development section of the Annual Report on Form 20-F filed with the SEC on June 28, 2010 or such information presented in the Quarterly Securities Report for the three months ended June 30, 2010 on Form 6-K submitted to the SEC on August 11, 2010 and the Quarterly Securities Report for the three months ended September 30, 2010 on Form 6-K submitted to the SEC on November 12, 2010.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://www.sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Research and development costs for the three months ended December 31, 2010 decreased 0.7 billion yen, or 0.6%, to 106.1 billion yen, compared with the same quarter of the previous fiscal year.  The ratio of research and development costs to sales (which excludes financial services segment revenue) remained 5.3%.  Expenses in the CPD segment increased 1 billion yen, or 1.4%, to 72.6 billion yen and expenses in the NPS segment decreased 2.6 billion yen, or 9.8%, to 23.6 billion yen.  In the CPD segment, approximately 73% of expenses were for the development of new product prototypes while the remaining 27% was spent on the development of mid- to long-term new technologies in areas such as next-generation displays, semiconductors, new materials and software.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding that below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2010.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2010
http://sec.gov/Archives/edgar/data/313838/000095012310061435/k02298e20vf.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony cannot access liquidity from these sources, Sony could also draw on committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 749.6 billion yen in committed lines of credit, none of which had been used as of December 31, 2010.  Details of those committed lines of credit are: a 475 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2013; a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013; and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as the borrowers.  In October 2010, Sony extended by one year the term for the 475 billion yen committed line of credit contracted with a syndicate of Japanese banks.  These contracts are aimed at securing sufficient liquidity even in the event of financial and capital markets turmoil like that seen in the period following September 2008.

III     Property, Plant and Equipment

(1)  Major Property, Plant and Equipment
There was no significant change during the three months ended December 31, 2010.

(2)  Plans for the Purchase and Retirement of Major Property, Plant and Equipment
During the three months ended December 31, 2010, there was no significant change in the purchase and retirement of property, plant and equipment from the plan at September 30, 2010.  During the three months ended December 31, 2010, Sony decided to invest approximately 100 billion yen in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center in the fiscal year ending March 31, 2012, to increase the production capacity for CMOS image sensors.

IV     Company Information
(1)   Information on the Company’s Shares
i) Total Number of Shares
1) Total Number of Shares
Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2)  Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2010)	As of the filing date of the Quarterly Securities Report (February 14, 2011)
Common stock	1,004,614,564	1,004,622,864	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,614,564	1,004,622,864	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code of Japan) during February 2011, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs and convertible bonds listed below.  A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 20-F, Form 6-K or Form S-8.  There has been no change to such terms and conditions since the applicable date of such filings or submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred and the outstanding balance of convertible bonds, as provided in the schedules below.
URL: The list of documents previously filed or submitted by the Company
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (Outstanding as of December 31, 2010)
Name (Date of shareholders’ resolution)	Total outstanding number of SARs issued	Number of shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800
The third series of Common Stock Acquisition Rights (June 20, 2002)	9,282	928,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,409	1,040,900
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400
The sixteenth series of Common Stock Acquisition Rights (June 20, 2008)	8,318	831,800
The seventeenth series of Common Stock Acquisition Rights (June 20, 2008)	16,395	1,639,500
The eighteenth series of Common Stock Acquisition Rights (June 19, 2009)	7,881	788,100
The nineteenth series of Common Stock Acquisition Rights (June 19, 2009)	15,245	1,524,500
The twentieth series of Common Stock Acquisition Rights (June 18, 2010)	8,026	802,600
The twenty-first series of Common Stock Acquisition Rights (June 18, 2010)	15,320	1,532,000

Convertible bonds (Outstanding as of December 31, 2010)
Name (Date of issuance)	Outstanding balance (U.S. dollars in Thousands)
U.S. Dollar denominated convertible bonds due 2011 (April 16, 2001)	41,810
U.S. Dollar denominated convertible bonds due 2012 (April 15, 2002)	28,731

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2010	30	1,004,615	45	630,888	45	837,575

Notes:
1.       The increase is due to the exercise of SARs.
2.
Upon the exercise of SARs during the period from January 1, 2011 to January 31, 2011, the total number of shares issued increased by 8,000 shares, the amount of common stock and the additional paid-in capital increased by 12 million yen, respectively.

vi) Status of Major Shareholders
(As of December 31, 2010)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	84,641	8.43
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	64,739	6.44
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	46,792	4.66
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	20,812	2.07
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	17,976	1.79
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	New York, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	17,155	1.71
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	13,992	1.39
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	11,264	1.12
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	10,858	1.08
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,622	0.96
Total		297,852	29.65
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.
Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Director-General of the Kanto Local Finance Bureau in Japan as of August 6, 2009) to the Company and reported that they held shares of the Company (including ADRs) as of July 31, 2009 as provided in the table below.  The Company has not been able to confirm any entry of Dodge & Cox in the register of shareholders as of December 31, 2010.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Dodge & Cox	51,320	5.11

vii) Status of Voting Rights
1) Shares Issued
(As of December 31, 2010)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,043,700	—	—
Shares with full voting rights (Others)	1,000,973,100	10,009,731	—
Shares constituting less than one full unit	2,597,764	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,614,564	—	—
Total voting rights held by all shareholders	—	10,009,731	—

Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of December 31, 2010)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,043,700	—	1,043,700	0.10
Total	—	1,043,700	—	1,043,700	0.10

Note:
In addition to the 1,043,700 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2)      Stock Price Range

Highest and lowest prices during the nine months ended December 31, 2010
Month of 2010	April	May	June	July	August	September	October	November	December
Highest (Yen)	3,620	3,225	2,810	2,745	2,803	2,694	2,804	2,993	3,090
Lowest (Yen)	3,230	2,691	2,350	2,258	2,353	2,338	2,520	2,606	2,910
Note:  As quoted on the First Section of the Tokyo Stock Exchange.

(3)       Directors and Corporate Executive Officers
There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2010 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

V           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At December 31, 2010	At March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	919,765	1,191,608
Marketable securities	647,268	579,493
Notes and accounts receivable, trade	1,142,307	996,100
Allowance for doubtful accounts and sales returns	(99,404)	(104,475)
Inventories	731,860	645,455
Deferred income taxes	231,594	197,598
Prepaid expenses and other current assets	662,172	627,093
Total current assets	4,235,562	4,132,872

Film costs	276,461	310,065

Investments and advances:
Affiliated companies	222,047	229,051
Securities investments and other	5,505,515	5,070,342
	5,727,562	5,299,393

Property, plant and equipment:
Land	145,907	153,067
Buildings	824,997	897,054
Machinery and equipment	2,013,192	2,235,032
Construction in progress	74,997	71,242
	3,059,093	3,356,395
Less – Accumulated depreciation	2,148,831	2,348,444
	910,262	1,007,951

Other assets:
Intangibles, net	343,930	378,917
Goodwill	413,885	438,869
Deferred insurance acquisition costs	425,162	418,525
Deferred income taxes	332,131	403,537
Other	421,253	475,985
	1,936,361	2,115,833

Total assets	13,086,208	12,866,114
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At December 31, 2010	At March 31, 2010
LIABILITIES
Current liabilities:
Short-term borrowings	74,964	48,785
Current portion of long-term debt	137,495	235,822
Notes and accounts payable, trade	884,564	817,118
Accounts payable, other and accrued expenses	996,397	1,003,197
Accrued income and other taxes	105,902	69,175
Deposits from customers in the banking business	1,608,837	1,509,488
Other	384,275	376,340
Total current liabilities	4,192,434	4,059,925

Long-term debt	819,332	924,207
Accrued pension and severance costs	265,265	295,526
Deferred income taxes	239,804	236,521
Future insurance policy benefits and other	4,118,705	3,876,292
Other	183,876	188,088
Total liabilities	9,819,416	9,580,559
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At December 31, 2010–Shares authorized: 3,600,000,000, shares issued: 1,004,614,564 At March 31, 2010–Shares authorized: 3,600,000,000, shares issued: 1,004,571,464	630,888	630,822
Additional paid-in capital	1,159,269	1,157,812
Retained earnings	1,967,670	1,851,004
Accumulated other comprehensive income –
Unrealized gains on securities, net	61,044	62,337
Unrealized losses on derivative instruments, net	(368)	(36)
Pension liability adjustment	(140,687)	(148,989)
Foreign currency translation adjustments	(752,792)	(582,370)
	(832,803)	(669,058)
Treasury stock, at cost
Common stock At December 31, 2010–1,043,795 shares	(4,648)
At March 31, 2010–1,039,656 shares		(4,675)
	2,920,376	2,965,905
Noncontrolling interests	346,416	319,650
Total equity	3,266,792	3,285,555

Total liabilities and equity	13,086,208	12,866,114

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine months ended December 31
	2009	2010
Sales and operating revenue:
Net sales	4,811,827	4,948,628
Financial service revenue	625,238	593,104
Other operating revenue	61,863	58,715
	5,498,928	5,600,447
Costs and expenses:
Cost of sales	3,707,085	3,729,306
Selling, general and administrative	1,150,745	1,126,212
Financial service expenses	507,269	485,631
(Gain) loss on sale, disposal or impairment of assets and other, net	12,686	432
	5,377,785	5,341,581
Equity in net income (loss) of affiliated companies	(33,332)	14,323
Operating income	87,811	273,189
Other income:
Interest and dividends	10,141	8,265
Foreign exchange gain, net	－	12,203
Other	18,544	9,488
	28,685	29,956
Other expenses:
Interest	17,883	16,518
Loss on devaluation of securities investments	1,140	7,059
Foreign exchange loss, net	13,312	－
Other	10,266	6,413
	42,601	29,990
Income before income taxes	73,895	273,155
Income taxes	19,357	112,009
Net income	54,538	161,146
Less - Net income attributable to noncontrolling interests	38,772	31,929
Net income attributable to Sony Corporation's stockholders	15,766	129,217

	Yen
	Nine months ended December 31
	2009	2010
Per share data:		-
Net income attributable to Sony Corporation's stockholders
– Basic	15.71	128.76
– Diluted	15.69	128.58

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2009	2010
Sales and operating revenue:
Net sales	2,014,145	1,980,721
Financial service revenue	202,580	207,030
Other operating revenue	21,140	18,495
	2,237,865	2,206,246
Costs and expenses:
Cost of sales	1,510,841	1,492,388
Selling, general and administrative	402,440	403,047
Financial service expenses	167,201	173,780
(Gain) loss on sale, disposal or impairment of assets and other, net	5,353	2,099
	2,085,835	2,071,314
Equity in net income (loss) of affiliated companies	(5,927)	2,590
Operating income	146,103	137,522
Other income:
Interest and dividends	2,060	2,585
Gain on sale of securities investments, net	2,271	888
Other	3,391	2,716
	7,722	6,189
Other expenses:
Interest	5,717	4,556
Foreign exchange loss, net	19,947	5,528
Other	4,296	2,092
	29,960	12,176
Income before income taxes	123,865	131,535
Income taxes	33,244	47,590
Net income	90,621	83,945
Less - Net income attributable to noncontrolling interests	11,454	11,611
Net income attributable to Sony Corporation's stockholders	79,167	72,334

	Yen
	Three months ended December 31
	2009	2010
Per share data:
Net income attributable to Sony Corporation's stockholders
– Basic	78.89	72.08
– Diluted	78.76	71.96

The accompanying notes are an integral part of these statements.

 (iii)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Nine months ended December 31
	2009	2010
Cash flows from operating activities:
Net income	54,538	161,146
Adjustments to reconcile net income to net cash
provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	276,065	245,637
Amortization of film costs	199,534	170,386
Stock-based compensation expense	1,611	1,436
Accrual for pension and severance costs, less payments	(21,526)	(18,979)
(Gain) loss on sale, disposal or impairment of assets and other, net	12,686	432
Loss on devaluation of securities investments	1,140	7,059
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	(40,273)	15,032
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	(53,450)	2,345
Deferred income taxes	(29,566)	(5,738)
Equity in net (income) losses of affiliated companies, net of dividends	34,958	(13,409)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(330,197)	(223,114)
(Increase) decrease in inventories	158,058	(161,059)
Increase in film costs	(235,838)	(175,574)
Increase in notes and accounts payable, trade	181,701	83,727
Increase in accrued income and other taxes	81,993	38,312
Increase in future insurance policy benefits and other	221,764	190,550
Increase in deferred insurance acquisition costs	(51,923)	(51,898)
Increase in marketable securities held in the financial service business for trading purpose	(1,999)	(26,778)
Increase in other current assets	(38,075)	(96,887)
Increase in other current liabilities	24,109	125,478
Other	97,008	135,807
Net cash provided by operating activities	542,318	403,911
(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2009	2010
Cash flows from investing activities:
Payments for purchases of fixed assets	(278,894)	(208,803)
Proceeds from sales of fixed assets	9,203	12,628
Payments for investments and advances by financial service business	(1,103,707)	(1,201,350)
Payments for investments and advances (other than financial service business)	(30,849)	(14,772)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	849,609	731,765
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	13,188	12,259
Proceeds from sales of businesses	5,628	86,311
Other	(2,918)	(443)
Net cash used in investing activities	(538,740)	(582,405)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	509,874	1,341
Payments of long-term debt	(92,383)	(173,978)
Increase (decrease) in short-term borrowings, net	(241,181)	18,221
Increase in deposits from customers in the financial service business, net	182,452	164,601
Increase in call money and bills sold in the banking business, net	21,400	10,000
Dividends paid	(25,116)	(25,112)
Other	(4,770)	(5,336)
Net cash provided by (used in) financing activities	350,276	(10,263)
Effect of exchange rate changes on cash and cash equivalents	(9,858)	(83,086)
Net increase (decrease) in cash and cash equivalents	343,996	(271,843)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608
Cash and cash equivalents at end of the period	1,004,785	919,765

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Recently adopted accounting pronouncements:

Multiple element arrangements and software deliverables -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and are accounted for under the revenue recognition guidance for multiple element arrangements.  Sony adopted the new guidance on April 1, 2010.  The adoption of the new guidance did not have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (“QSPE”) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity's involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary.  This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

   (2)  Accounting methods used specifically for interim consolidated financial statements:
Income taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)  Reclassifications:

Certain reclassifications of the financial statements for the nine months or three months ended December 31, 2009 have been made to conform to the presentation for the interim period ended December 31, 2010.

2. Transfer of financial assets

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a special purpose entity, which has been consolidated by a U.S. subsidiary, could sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank.  These transactions were accounted for as a sale in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony had relinquished control of the receivables.

During the nine months ended December 31, 2010, Sony amended the accounts receivable sales program in the United States, with the transactions continuing to qualify as sales under the new accounting guidance on accounting for transfers of financial assets.  The amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables.  The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value and included in other current assets.  Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since such receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature.  Total trade accounts receivable sold under the program during the nine months and the three months ended December 31, 2010 were 299,869 million yen (3,673 million U.S. dollars) and 230,084 million yen (2,818 million U.S. dollars), respectively, of which 39,425 million yen (484 million U.S. dollars) was held back and deferred and remained in other current assets at December 31, 2010.

3. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	December 31, 2010				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,099,837	37,358	(3,147)	1,134,048	1,264,725	29,496	(3,397)	1,290,824

Japanese local government bonds	23,087	212	(71)	23,228	27,750	1,097	(5)	28,842

Japanese corporate bonds	319,554	2,029	(151)	321,432	360,554	3,773	(106)	364,221

Foreign corporate bonds	325,171	4,213	(12,858)	316,526	281,003	4,818	(6,492)	279,329

Other	7,801	163	(92)	7,872	11,141	83	(123)	11,101
	1,775,450	43,975	(16,319)	1,803,106	1,945,173	39,267	(10,123)	1,974,317

Equity securities	98,302	73,337	(1,629)	170,010	99,753	74,430	(3,437)	170,746

Held-to-maturity
securities:
Japanese national government bonds	2,851,752	114,441	(4,631)	2,961,562	2,248,230	3,318	(30,740)	2,220,808

Japanese local government bonds	22,047	316	-	22,363	23,617	346	-	23,963

Japanese corporate bonds	32,306	1,183	(1)	33,488	32,041	150	(321)	31,870

Foreign corporate bonds	50,140	13	(4)	50,149	50,831	18	(7)	50,842
	2,956,245	115,953	(4,636)	3,067,562	2,354,719	3,832	(31,068)	2,327,483

Total	4,829,997	233,265	(22,584)	5,040,678	4,399,645	117,529	(44,628)	4,472,546

4. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At December 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	182,806	182,787	-	365,593
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,134,048	-	1,134,048
Japanese local government bonds	-	23,228	-	23,228
Japanese corporate bonds	-	316,804	4,628	321,432
Foreign corporate bonds	-	299,063	17,463	316,526
Other	-	7,872	-	7,872
Equity securities	161,263	4,787	3,960	170,010
Other investments	5,067	51	70,264	75,382
Derivative assets *	-	29,231	-	29,231
Total assets	349,136	1,997,871	96,315	2,443,322
Liabilities:
Derivative liabilities *	-	31,523	-	31,523
Total liabilities	-	31,523	-	31,523

	Yen in millions
	At March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	-	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,290,824	-	1,290,824
Japanese local government bonds	-	28,842	-	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	-	261,896	17,433	279,329
Other	365	10,736	-	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments	5,377	38	69,672	75,087
Derivative assets *	-	23,796	-	23,796
Total assets	351,221	2,153,940	92,138	2,597,299
Liabilities:
Derivative liabilities *	-	48,599	-	48,599
Total liabilities	-	48,599	-	48,599

* Derivative assets and liabilities are recognized and disclosed on a gross basis.

5. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2009 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	2,964,653	2251,949	3,216,602
Stock-based compensation	1,610	-	1,610
Comprehensive income:
Net income	15,766	38,772	54,538
Other comprehensive income, net of tax ―
Unrealized gains on securities	30,645	16,728	47,373
Unrealized gains on derivative instruments	379	-	379
Pension liability adjustment	1,693	-	1,693
Foreign currency translation adjustments	2,438	(301)	2,137
Total comprehensive income	50,921	55,199	106,120
Dividends	(12,544)	(5,300)	(17,844)
Purchase of treasury stock	(102)	-	(102)
Reissuance of treasury stock	52	-	52
Transactions with noncontrolling interests shareholders and other	546	626	1,172
Balance at December 31, 2009	3,005,136	302,474	3,307,610

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	132	14	146
Stock-based compensation	1,365	-	1,365
Comprehensive income:
Net income	129,217	31,929	161,146
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,293)	1,180	(113)
Unrealized losses on derivative instruments	(332)	-	(332)
Pension liability adjustment	8,302	-	8,302
Foreign currency translation adjustments	(170,422)	(909)	(171,331)
Total comprehensive income	(34,528)	32,200	(2,328)
Stock issue costs, net of tax	(6)	-	(6)
Dividends	(12,544)	(5,280)	(17,824)
Purchase of treasury stock	(87)	-	(87)
Reissuance of treasury stock	66	-	66
Transactions with noncontrolling interests shareholders and other	73	(168)	(95)
Balance at December 31, 2010	2,920,376	346,416	3,266,792

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2009 and December 31, 2010.

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2009 and 2010 is as follows:

	Yen in millions
	Nine months ended December 31
	2009	2010
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	15,766	129,217

	Thousands of shares
Weighted-average shares outstanding	1,003,522	1,003,552
Effect of dilutive securities:
Stock acquisition rights	-	286
Convertible bonds	1,623	1,136
Weighted-average shares for diluted EPS computation	1,005,145	1,004,974

	Yen
Basic EPS	15.71	128.76
Diluted EPS	15.69	128.58

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the nine months ended December 31, 2009 and 2010 were 15,566 thousand shares and 17,572 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the nine months ended December 31, 2009 and 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period.

	Yen in millions
	Three months ended December 31
	2009	2010
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	79,167	72,334

	Thousands of shares
Weighted-average shares outstanding	1,003,514	1,003,562
Effect of dilutive securities:
Stock acquisition rights	-	470
Convertible bonds	1,623	1,136
Weighted-average shares for diluted EPS computation	1,005,137	1,005,168

	Yen
Basic EPS	78.89	72.08
Diluted EPS	78.76	71.96

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS for the three months ended December 31, 2009 and 2010 were 17,112 thousand shares and 18,913 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the three months ended December 31, 2009 and 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period.

7.   Commitments and contingent liabilities

(1)  Commitments:

A.  Loan commitments

Subsidiaries in the Financial Services segment have outstanding committed amounts under the loan agreements entered with their customers. At December 31, 2010, the total unused portion of the line of credit extended under these contracts was 18,810 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be estimated.

B.  Purchase commitments and other
Purchase commitments and other outstanding at December 31, 2010 amounted to 298,643 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  At December 31, 2010, such commitments outstanding were 65,457 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  At December 31, 2010, these subsidiaries were committed to make payments under such contracts of 107,585 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  At December 31, 2010, these subsidiaries were committed to make payments of 37,872 million yen under such long-term contracts.

(2)  Contingent liabilities:
Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to a maximum of 70,036 million yen at December 31, 2010.  The major components of the contingent liabilities are as follows:

Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony has agreed to repay the outstanding obligation of the third party investor up to a maximum of 303 million U.S. dollars should the third party investor default on its obligation.  The obligation of the third party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  At December 31, 2010, the fair value of the collateral exceeded 303 million U.S. dollars.

At December 31, 2010, Sony had agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 175 million euros.  At December 31, 2010, Sony had guaranteed 12,594 million yen (115 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by March 2012.

Sony is subject to laws and regulations in various countries that make producers of electrical goods financially responsible for collection, recycling, treatment and disposal of past and future covered products.  For example, the Waste Electrical and Electronic Equipment (“WEEE”) directive, issued in February 2003, requires electronics producers to finance the cost for collection, treatment, recovery and safe disposal of waste products.  In most member states of the European Union, the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE.  At December 31, 2010, the accrued liabilities in respect to the above mentioned WEEE were not significant.

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

8. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2011, to reflect modifications to the organizational structure as of April 1, 2010, primarily repositioning the operations of the previously reported B2B & Disc Manufacturing segment.  In connection with this realignment, the Consumer Products & Devices segment was renamed the Consumer, Professional & Devices (“CPD”) segment.

The CPD segment includes televisions, digital imaging, audio and video, semiconductors and components as well as professional solutions (the B2B business which was previously incorporated in the B2B & Disc Manufacturing segment).  The equity results of S-LCD Corporation are also included within the CPD segment.  The disc manufacturing business previously included in the B2B & Disc Manufacturing segment is now included in All Other.  The Networked Products & Services (“NPS”), Pictures, Music and Financial Services segments remain unchanged.  The equity earnings from Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2009	2010
Sales and operating revenue:
Consumer, Professional & Devices -
Customers	2,488,179	2,655,803
Intersegment	262,952	209,925
Total	2,751,131	2,865,728
Networked Products & Services -
Customers	1,155,131	1,191,980
Intersegment	48,101	69,641
Total	1,203,232	1,261,621
Pictures -
Customers	509,646	425,886
Intersegment	-	-
Total	509,646	425,886
Music -
Customers	388,613	351,149
Intersegment	8,161	9,942
Total	396,774	361,091
Financial Services -
Customers	625,238	593,104
Intersegment	10,022	6,886
Total	635,260	599,990
All Other -
Customers	290,461	302,007
Intersegment	58,281	54,100
Total	348,742	356,107
Corporate and elimination	(345,857)	(269,976)
Consolidated total	5,498,928	5,600,447

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2009	2010
Sales and operating revenue:
Consumer, Professional & Devices -
Customers	960,207	1,034,235
Intersegment	86,549	56,707
Total	1,046,756	1,090,942
Networked Products & Services -
Customers	580,535	537,542
Intersegment	24,939	29,016
Total	605,474	566,558
Pictures -
Customers	203,190	149,016
Intersegment	-	-
Total	203,190	149,016
Music -
Customers	160,813	136,229
Intersegment	2,662	3,603
Total	163,475	139,832
Financial Services -
Customers	202,580	207,030
Intersegment	3,027	2,093
Total	205,607	209,123
All Other -
Customers	116,842	115,193
Intersegment	23,843	22,215
Total	140,685	137,408
Corporate and elimination	(127,322)	(86,633)
Consolidated total	2,237,865	2,206,246

CPD intersegment amounts primarily consist of transactions with the NPS segment.

NPS intersegment amounts primarily consist of transactions with the CPD segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the NPS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2009	2010
Operating income (loss):
Consumer, Professional & Devices	48,446	93,768
Networked Products & Services	(76,300)	48,849
Pictures	9,543	2,733
Music	37,121	35,081
Financial Services	116,056	105,719
Equity in net income (loss) of Sony Ericsson	(35,570)	3,633
All Other	1,685	6,454
Total	100,981	296,237
Corporate and elimination	(13,170)	(23,048)
Consolidated operating income	87,811	273,189
Other income	28,685	29,956
Other expenses	(42,601)	(29,990)
Consolidated income before income taxes	73,895	273,155

	Yen in millions
	Three months ended December 31
	2009	2010
Operating income (loss):
Consumer, Professional & Devices	50,825	26,823
Networked Products & Services	19,455	45,708
Pictures	14,121	4,697
Music	23,119	19,485
Financial Services	35,045	32,734
Equity in net income (loss) of Sony Ericsson	(10,227)	409
All Other	9,690	9,143
Total	142,028	138,999
Corporate and elimination	4,075	(1,477)
Consolidated operating income	146,103	137,522
Other income	7,722	6,189
Other expenses	(29,960)	(12,176)
Consolidated income before income taxes	123,865	131,535

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

As a result of a modification of internal management reporting during the previous fiscal year, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income for all periods presented.  The revision had no impact on the consolidated results.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPD and NPS segments.  The CPD and NPS segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2009	2010
Consumer, Professional & Devices
Televisions	803,052	969,669
Digital Imaging	530,807	523,200
Audio and Video	358,953	342,354
Semiconductors	217,047	276,914
Components	352,267	314,911
Professional Solutions	216,490	214,758
Other	9,563	13,997
Total	2,488,179	2,655,803

Networked Products & Services
Game	662,550	636,512
PC and Other Networked Businesses	492,581	555,468
Total	1,155,131	1,191,980

Pictures	509,646	425,886
Music	388,613	351,149
Financial Services	625,238	593,104
All Other	290,461	302,007
Corporate	41,660	80,518
Consolidated total	5,498,928	5,600,447

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2009	2010
Consumer, Professional & Devices
Televisions	346,432	416,914
Digital Imaging	184,464	188,477
Audio and Video	158,439	154,693
Semiconductors	74,281	93,187
Components	114,728	104,060
Professional Solutions	78,202	73,398
Other	3,661	3,506
Total	960,207	1,034,235

Networked Products & Services
Game	355,221	323,078
PC and Other Networked Businesses	225,314	214,464
Total	580,535	537,542

Pictures	203,190	149,016
Music	160,813	136,229
Financial Services	202,580	207,030
All Other	116,842	115,193
Corporate	13,698	27,001
Consolidated total	2,237,865	2,206,246

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2011.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment, Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, interchangeable single lens cameras and digital video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; Components includes batteries, recording media and data recording systems; Professional Solutions includes broadcast- and professional-use products.  In the NPS segment, Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:
	Yen in millions
	Nine months ended December 31
Sales and operating revenue	2009	2010
Japan	1,570,690	1,648,955
U.S.A.	1,229,085	1,142,356
Europe	1,285,765	1,218,525
Asia-Pacific	888,244	999,234
Other Areas	525,144	591,377
Total	5,498,928	5,600,447

	Yen in millions
	Three months ended December 31
Sales and operating revenue	2009	2010
Japan	584,359	654,682
U.S.A.	524,511	444,892
Europe	592,571	539,875
Asia-Pacific	320,643	335,415
Other Areas	215,781	231,382
Total	2,237,865	2,206,246

The 2009 geographic information in the table above has been restated to reflect the change in geographic classification.

Major areas in each geographic classification excluding Japan and United States are as follows:
       　 (1) Europe:                  United Kingdom, France, Germany, Russia and Spain
       　 (2) Asia-Pacific:         China, Taiwan, India, South Korea and Oceania
       　 (3) Other Areas:         The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes appropriate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2009 and 2010.

(2)  Other Information

(1) Dividends declared
An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 28, 2010 as below:

1. Total amount of interim cash dividends:
12,544 million yen
2. Amount of interim cash dividend per share:
12.50 yen
3. Payment date:
December 1, 2010
Interim cash dividends for the fiscal year ending March 31, 2011 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends were distributed to the shareholders or the pledgees of shares recorded or registered in Sony Corporation’s register of shareholders at the end of September 30, 2010.

(2) Subsequent events
There were no applicable subsequent events.

(3) Litigation
In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (the “DOJ”) Antitrust Division seeking information about its optical disk drive business. Sony Corporation understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Sony Corporation intends to cooperate fully with the DOJ and other agencies in this inquiry. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation, Sony Optiarc Inc., Sony Optiarc America Inc., other named defendants and other unnamed parties violated antitrust laws and seek recovery of damages and other remedies.
In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

February 14, 2011